MICHAEL J. VEITENHEIMER

Senior Vice President, Secretary and General Counsel

The Michaels Companies, Inc.

8000 Bent Branch Drive

Irving, Texas 75063

June 5, 2015

U.S. Securities and Exchange Commission

100 F Street, N.E.

Washington, DC  20549

Re:                  Notice of disclosure filed in Exchange Act Quarterly Report under Section 219 of the Iran Threat Reduction and Syria Human Rights Act of 2012 and Section 13(r) of the Exchange Act

Ladies and Gentlemen:

Pursuant to Section 219 of the Iran Threat Reduction and Syria Human Rights Act of 2012 and Section 13(r) of the Securities Exchange Act of 1934, as amended, notice is hereby provided that The Michaels Companies, Inc. has made disclosure pursuant to those provisions in its Quarterly Report on Form 10-Q for the quarterly period ended May 2, 2015, which was filed with the U.S. Securities and Exchange Commission on June 5, 2015.

Respectfully submitted,

THE MICHAELS COMPANIES, INC.

/s/ Michael J. Veitenheimer
Michael J. Veitenheimer
Senior Vice President, Secretary and General Counsel